UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited
(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Other Events

As previously disclosed, on December 10, 2025, Mingzhu Logistics Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company”) received notification from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that its securities will be delisted from the Nasdaq Capital Market and trading thereof will be suspended at the open of trading on December 12, 2025. The determination to delist the Company’s securities was a result of the Company’s violation of Nasdaq Listing Rules 5550(a)(2), the “Bid Price” Rule. Consequently, the Company’s board of directors has decided to cancel the extraordinary general meeting of shareholders planned to be held on December 19, 2025, at 10:00 A.M., Beijing Time (December 18, 2025, at 9:00 P.M., Eastern Time) in view of the existing circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

By:	/s/ Junfei Yang
Name:	Junfei Yang
Title:	Chief Financial Officer

Date: December 19, 2025

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